Exhibit 99.1

AMENDMENT #1 TO
NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

AMENDMENT FOR HEART ACT

ARTICLE I
PREAMBLE

1.1	Effective date of Amendment. The Employer adopts this Amendment to the Plan to reflect recent law changes. This Amendment is effective as indicated below for the respective provisions.

1.2	Superseding of inconsistent provisions. This Amendment supersedes the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Amendment.

1.3
Construction. Except as otherwise provided in this Amendment, any reference to "Section" in this Amendment refers only to sections within this Amendment, and is not a reference to the Plan. The Article and Section numbering in this Amendment is solely for purposes of this Amendment, and does not relate to any Plan article, section or other numbering designations.

1.4
Effect of restatement of Plan. If the Employer restates the Plan, then this Amendment shall remain in effect after such restatement unless the provisions in this Amendment are restated or otherwise become obsolete (e.g., if the Plan is restated onto a plan document which incorporates HEART Act provisions).

ARTICLE II
HEART ACT PROVISIONS

2.1
Death benefits. In the case of a death occurring on or after January 1, 2007, if a Participant dies while performing qualified military service (as defined in Code Section 414(u)), the survivors of the Participant are entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan as if the Participant had resumed and then terminated employment on account of death.

2.2
Differential wage payments. For years beginning after December 31, 2008, (i) an individual receiving a differential wage payment, as defined by Code Section 3401(h)(2), is treated as an employee of the employer making the payment, (ii) the differential wage payment is treated as compensation, and (iii) the Plan is not treated as failing to meet the requirements of any provision described in Code Section 414(u)(1)(C) by reason of any contribution or benefit which is based on the differential wage payment.

2.3
Severance from employment. Notwithstanding Section 2.2(i), for purposes of Code Section 401(k)(2)(B)(i)(I), an individual is treated as having been severed from employment during any period the individual is performing service in the uniformed services described in Code Section 3401(h)(2)(A).

a.
Suspension of deferrals. If an individual elects to receive a distribution by reason of severance from employment, death or disability, the individual may not make an elective deferral or employee contribution during the 6-month period beginning on the date of the distribution.

b.
Nondiscrimination requirement. Section 2.2(iii) applies only if all employees of the Employer performing service in the uniformed services described in Code Section 3401(h)(2)(A) are entitled to receive differential wage payments (as defined in Code Section 3401(h)(2)) on reasonably equivalent terms and, if eligible to participate in a retirement plan maintained by the employer, to make contributions based on the payments on reasonably equivalent terms (taking into account Code Sections 410(b)(3), (4), and (5)).

This Amendment has been executed this  21st  day of  December, 2009.

NBT Bancorp Inc.

By	/s/ Michael J. Chewens
EMPLOYER